Filed by Halliburton Company
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Halliburton Company
Commission File No.: 333-141027
On March 29, 2007, Halliburton Company issued the following release.
[HALLIBURTON PRESS RELEASE LETTERHEAD]

FOR IMMEDIATE RELEASE	Contact:	Evelyn Angelle
March 29, 2007		Vice President, Investor Relations 713-759-2688

Cathy Mann Director, Communications 713-759-2605
HALLIBURTON ANNOUNCES FINAL EXCHANGE RATIO FOR KBR EXCHANGE OFFER
AND MANDATORY EXTENSION OF OFFER TO MIDNIGHT ON MONDAY, APRIL 2
Final Exchange Ratio: 1.5905
HOUSTON, TX — Halliburton Company (NYSE: HAL) today announced the final exchange ratio in connection with its previously announced offer to its stockholders to exchange some or all of their shares of Halliburton common stock for shares of KBR, Inc. (NYSE: KBR) common stock held by Halliburton.
For each share of Halliburton common stock that is validly tendered pursuant to the exchange offer and accepted by Halliburton, Halliburton will deliver 1.5905 shares of KBR common stock to or at the direction of such tendering holder. Because the exchange offer may be subject to proration, the number of shares that Halliburton accepts in the exchange offer may be less than the number of shares validly tendered by stockholders.
The final calculated per-share value of Halliburton common stock and the final calculated per-share value of KBR common stock, in each case determined in the manner described in the exchange offer prospectus, would have resulted in an exchange ratio of more than the maximum exchange ratio of 1.5905. Accordingly, the final exchange ratio has been set at the maximum exchange ratio, as provided by the terms of the exchange offer.
Because the maximum exchange ratio is in effect, the exchange offer has been extended to 12:00 midnight, New York City time, on Monday, April 2, 2007, as provided by the terms of the exchange offer. Accordingly, Halliburton stockholders may tender or withdraw their shares of Halliburton common stock until that time by following the procedures described in the exchange offer prospectus and related letter of transmittal. As of 12:00 midnight, New York City time, on March 28, 2007, approximately 54.3 million shares of Halliburton common stock had been tendered for exchange, which, based on the final exchange ratio, would be exchangeable for approximately 63.6% of the KBR common stock offered by Halliburton. Halliburton does not expect to extend the exchange offer past 12:00 midnight, New York City time, on Monday, April 2, 2007. As previously disclosed, subject to board approval, Halliburton intends to distribute any shares of KBR common stock it owns following completion of the exchange offer to Halliburton’s stockholders by means of a special pro rata dividend distribution.
Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are serving as the dealer managers for the exchange offer.
Halliburton, founded in 1919, is one of the world’s largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Production Optimization, Fluid Systems, Drilling and Formation Evaluation, and Digital and Consulting Solutions segments.
KBR is a global engineering, construction and services company supporting the energy, petrochemicals, government services and civil infrastructure sectors. KBR offers a wide range of services through its Energy and Chemicals (E&C) and Government and Infrastructure (G&I) business segments.
Important Information Regarding the Exchange Offer
The terms and conditions of the exchange offer are more fully described in a Prospectus-Offer to Exchange included in the Registration Statement on Form S-4 filed by KBR with the SEC and a Schedule TO filed by Halliburton with the SEC, each as amended to date. The Prospectus-Offer to Exchange contains important information about the exchange offer and related matters. This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer. The exchange offer is made solely by the Prospectus-Offer to Exchange and related letter of transmittal.
Investors and security holders are urged to read the Prospectus-Offer to Exchange, and any other relevant documents filed with the SEC before making any investment decision. None of Halliburton, KBR or any of their respective directors or officers or the dealer managers makes any recommendation as to whether you should participate in the exchange offer. You are able to obtain a free copy of the Prospectus-Offer to Exchange and other related documents filed with the SEC by Halliburton and KBR at the SEC’s web site at www.sec.gov. You are also able to obtain a free copy of these documents by sending a request to Halliburton Company — Investor Relations, 5 Houston Center, 1401 McKinney, Suite 2400, Houston, TX 77010, Phone: 713.759.2688, E-mail: investors@halliburton.com; or by sending a request to KBR, Inc. — Investor Relations, 601 Jefferson Street, Suite 3400, Houston, TX 77002, Phone: 713.753.5082, E-mail: investors@kbr.com, as applicable.
Halliburton has retained Georgeson Inc. as the information agent for the transaction. To obtain copies of the Prospectus-Offer to Exchange and related documentation, or if you have questions about the exchange offer, you may contact the information agent at 1-866-313-3046 (toll-free in the United States) or 1-212-805-7144 (elsewhere), or 1-212-440-9800 (Banks and Brokers).
Forward-Looking Statements
Information in this communication contains forward-looking statements, which are based on the current plans and expectations of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. A list of factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Halliburton and KBR with the SEC, such as annual and quarterly reports and the Prospectus-Offer to Exchange. Neither Halliburton nor KBR assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.